Exhibit (a)(2)

Piedmont Recommends Rejection of Below Market Mini-Tender Offer by MacKenzie Patterson Fuller, LP

•	Shares of Class A common stock which are freely tradable on the NYSE closed at $19.59 on April 27, 2010 — the tender offer price is $17 for such shares

•	Shares of Class B common stock will convert into Class A common stock and become freely tradable beginning in August 2010 — the tender offer prices for such Class B shares are $14, $13 and $12

Atlanta - April 28, 2010 - Piedmont Office Realty Trust, Inc. (“Piedmont”) has been notified of an unsolicited “mini-tender offer” by MacKenzie Patterson Fuller, LP (“MPF”) to purchase up to 200,000 shares of the Class A, Class B-1, Class B-2 and Class B-3 common stock of Piedmont at a price of $17, $14, $13 and $12 per share, respectively. Piedmont is not in any way affiliated with MPF, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Piedmont has carefully evaluated the terms of MPF’s offer and unanimously recommends that stockholders reject MPF’s offer and not tender their shares.

The Securities and Exchange Commission (“SEC”) has issued “Investor Tips” on mini-tender offers, which are available at www.sec.gov/investor/pubs/minitend.htm. Piedmont also encourages financial advisors and broker dealers as well as other market participants to review the SEC’s and the New York Stock Exchange’s (“NYSE’s”) recommendations on the dissemination of mini-tender offers. These recommendations are available at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm and in the Information Memo Number 01-27, issued by the NYSE on Sept. 28, 2001, which can be found under the “Regulation — NYSE — Rules & Interpretations — Information Memos” tab at www.nyse.com.

Piedmont has filed with the SEC a Schedule 14D-9 providing a detailed response to MPF’s offer. Piedmont encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Piedmont’s website at http://investor.piedmontreit.com.

Some of the reasons why Piedmont believes the offer is not in the best interests of its stockholders are as follows:

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Piedmont believes that, the $17 offer price for the Class A common stock is a below market offer for the Class A common stock, which currently trades on the NYSE and which closed at $19.59 on April 27, 2010;

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the fact that the Class B common stock will convert into shares of Class A common stock and will become freely tradable with respect to 1/3 of the Class B common stock on each of August 9, 2010, November 7, 2010 and January 30, 2011, and while there can be no assurance as to the future values of such Class B common stock, if such common stock were to trade at the current values of the Class A common stock, the Offer Prices for such Class B common stock represent significant discounts;

•	the fact that the offer prices for the Class B common stock represent a 28.5%, 33.6% and 38.7% discount to the current trading price of the Class A common stock, respectively;

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Piedmont believes that, given the timing of the offer and the offer price, the offer represents an opportunistic attempt to purchase at a price that is significantly less than Piedmont’s current stock price and, as a result, deprive its stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont; and

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the fact that MPF has expressly reserved the discretion to amend the offer to reduce the offer price by the amount of ordinary dividends declared or paid by Piedmont (provided that, to the extent necessary, the expiration date is extended so that the offer remains open at least ten business days following any such amendment). Therefore, MPF may elect to amend the offer so that stockholders who tender shares in the offer may not receive any second quarter 2010 dividend declared by the Board of Directors.

On February 10, 2010, Piedmont’s Class A common stock began trading on the NYSE. Subject to the provisions of Piedmont’s charter, shares of Piedmont’s Class B-1, B-2 and B-3 common stock will convert automatically into shares of Piedmont’s Class A common stock on a one-for-one basis on August 9, 2010, November 7, 2010 and January 30, 2011, respectively. Piedmont expects that, upon conversion, the shares will become tradable on the NYSE.

Stockholders with questions about this tender offer or other matters should contact an investor services representative at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

Disclosures

This press release may contain forward-looking statements about Piedmont. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this press release should be aware that there are various factors, many of which are beyond the control of Piedmont, that could cause actual results to differ materially from any forward-looking statements made in this press release, which include changes in general economic conditions, changes in real estate conditions, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Piedmont does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont urges you to read carefully Item 8 of the Schedule 14D-9 filed with the SEC for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

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